RECEIVED
2006 MAY 25 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHE[redacted]
Greece

06013865

BY COURIER

No/Date : F/DI : 263 | 22-5-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 3M 2006 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

Enclosure

- Press Release of 3M 2006 results (IFRS)

dlw 5/31

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED 1Q 2006 FINANCIAL RESULTS

ATHENS MAY 22,2006

- Net income for 1Q 2006 amounted to € 89,5 m, a decrease of 22,5% compared to 1Q 2005, a reduction mainly attributed to exogenous factors.
- Total Revenues increased by 11,2% and amounted to €1,2 bil.
- Capital expenditure amounted to € 164m, versus € 158m in 1Q 2005.
- Total equity increased by 21,7% and amounted to € 5.302,6 m.

More specifically,

Revenues from energy sales, increased by 10,7%, from € 1.005,1m to € 1.112,8m, as a result of an increase in sales by approximately 5%, of an average electricity tariff adjustment of 3,2% in September 2005 and of a change in the sales mix. This tariff adjustment did not cover the negative impact of the sharp rise in fuel prices and in the expenditure for energy purchases

The rise in liquid fuel and natural gas prices compared to 1Q 2005, resulted in an increase in liquid fuel and natural gas expenditure of € 73,6m, despite the fact of a reduction in fuel consumption compared to 1Q 2005, due to an increase in hydroelectric generation. In addition, expenditure for energy purchases marked a significant increase, from € 44,5m in 1Q 2005 to €90,4m in 1Q 2006, an increase of 103%.Thus, increased expenditure for liquid fuel, natural gas and energy purchases, were the main reasons that led to a reduction of Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) by 12,2% with respect to 1Q 2005,to € 295,8m.

It must also be noted that, total payroll expenses depict an increase of 7,8% with respect to 1Q 2005, from €298,3m to € 321,5m. This increase, despite the reduction of personnel, is attributed to the estimated impact of a new collective agreement to be signed, to seniority salary adjustments and to the decrease of payroll capitalized.

Based on the actual CO_2 emissions during 1Q 2006, as well as on the projected generation for the April-December 2006 period, it is estimated that the Company will not incur, during 2006, a deficit of CO_2 emission rights. Consequently, 1Q 2006 results have not been affected by a relevant expenditure, while the respective expenditure in 1Q 2005 amounted to € 19,5m. This is subject to the condition that the relevant Joint Ministerial Decision under issuance, for the final allocation of rights to PPC, shall be in accordance with the National Allocation Plan.

EBITDA margin reached 24,6%, compared to 31,2% in 1Q 2005.

Financial expenses decreased to € 27,1m, compared to € 35,7m in 1Q 2005 (-24,1%).

Despite the increase in debt to € 3.774m from € 3.647m at the end of 1Q 2005 and the significant increase of lending rates in the european capital markets between 1Q 2006 and the corresponding period in 2005, PPC achieved a reduction in net financial expenses of 11,6%, from € 32m to € 28,3m.

The share of loss in associated companies decreased to € 1,7m from € 2,7m in 1Q 2005 and corresponds to PPC's investment in Tellas S.A, the telecommunications company.

Headcount, excluding personnel assigned to HTSO, was reduced to 26.920 employees as compared to 27.640 at the end of 1Q 2005.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	1Q 2006 Unaudited	1Q 2005 Unaudited	Δ%
Total Revenues	1.200,1	1.079,7	11,2%
EBITDA	295,8	336,9 (2)	-12,2%
EBITDA Margin	24,6%	31,2%	-21,1%
Profit before Taxes & Fin. Expenses	153,9	210,6 (2)	-26,9%
Margin	12,8%	19,5%	-34,4%
Net Income	89,5	115,5 (2)	-22,5%
EPS (In euro)	0,39	0,50	-22,5%
No of Shares (m.)	232	232	-
Net Debt	3.686,3	3.578,1	3,0%

Summary Profit & Loss (€ mil)

	1Q 2006 Unaudited	1Q 2005 Unaudited	Δ%
Total Revenues	1.200,1	1.079,7	11,2%
Total Operating Expenses (excl. depreciation)	904,3	742,8 (2)	21,7%
- Total Payroll Expenses	321,5	298,3 (1)	7,8%
- Total Fuel Expenses	254,8	181,2	40,6%
- Energy Purchases	90,4	44,5	103,1%
- Transmission System Usage	77,6	63,1	23,0%
- Other operating expenses	160,0	155,7 (1),(2)	2,8%
EBITDA	295,8	336,9(2)	-12,2%
EBITDA Margin	24,6%	31,2%	-21,1%
Depreciation and amortization	141,9	126,3	12,4%
Profit before Taxes & Fin. Expenses	153,9	210,6(2)	-26,9%
Margin	12,8%	19,5%	-34,4%
Financial Expenses	27,1	35,7	-24,1%
- Net Financial Expenses	28,3	32,0	-11,6%
- Foreign Currency Gains /Losses	2,9	(1,0)	-
- Share of loss in associated companies	1,7	2,7	-37,0%
Pre-tax profits	126,8	174,9(2)	-27,5%
Net Income	89,5	115,5(2)	-22,5%
EPS (in Euro)	0,39	0,50	-22,5%

Summary Balance Sheet & Capex (Euro m)

	1Q 2006 Unaudited	1Q 2005 Unaudited	Δ%
Total Assets	12.761,5	11.318,5	12,7%
Net Debt	3.686,3	3.578,1	3,0%
Total Equity	5.302,6	4.355,7(2)	21,7%
Capital expenditure	164,0	158,0	3,8%

(1) Adjusted for comparison purposes.
(2) Adjusted according to the provisions of IFRIC 1.

Public Power Coproration's Chief Executive,Dimitris Maniatakis said:.

The Chief Executive Officer, Mr. D. Maniatakis, stated that PPC is committed to implement the Transformation Program in order to increase both business efficiency and profitability and maintain a leading role in the growing regional market.

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel : +30 210 5225346.

The financial data and relevant information on the Interim Financial Statements for 1Q 2006 shall be published in the Press on May 23,2006.

The financial data and relevant information on the Interim Financial Statements for 1Q 2006 as well as the Interim Financial Statements for 1Q 2006 on a stand alone and on a consolidated basis shall be published in the Company's web site (www.dei.gr) on May 22, 2006 after the closing of the Athens Stock Exchange session.